FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Merritt, William J.	2. Issuer Name and Ticker or Trading Symbol InterDigital Communications Corporation (IDCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President and General Patent Counsel
(Last) (First) (Middle) 781 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 20, 2003
(Street) King of Prussia,, PA 19406-1409		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/20/03		S		4,300	D	$19.64		D
Common Stock	03/20/03		S		700	D	$19.66		D
Common Stock	03/20/03		S		2,800	D	$19.22		D
Common Stock	03/20/03		S		3,200	D	$19.23		D
Common Stock	03/20/03		S		1,109	D	$19.25		D
Common Stock	03/20/03		S		1,100	D	$19.28		D
Common Stock	03/20/03		S		100	D	$19.29		D
Common Stock	03/20/03		S		2,700	D	$19.30		D
Common Stock	03/20/03		S		891	D	$19.31		D
Common Stock	03/20/03		S		100	D	$19.33		D
Common Stock	03/20/03		S		3,000	D	$19.35		D
Common Stock	03/20/03		S		3,000	D	$19.42		D
Common Stock	03/20/03		S		200	D	$19.45		D
Common Stock	03/20/03		S		500	D	$19.46		D
Common Stock	03/20/03		S		2,600	D	$19.47		D
Common Stock	03/20/03		S		2,700	D	$19.48		D
Common Stock	03/20/03		S		3,000	D	$19.51		D
Common Stock	03/20/03		S		3,000	D	$19.52	28,342	D
Common Stock				V				289(1)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right-to-Buy)	$7.3125	03/20/03		M			5,000	(2)	12/17/05	Common Stock	5,000		10,000	D
Option (Right-to-Buy)	$5.0625	03/20/03		M			30,000	(3)	03/11/09	Common Stock	30,000		31,000	D

Explanation of Responses:

(1) Between July 1, 2001 and December 31, 2002, the Reporting Person acquired 289 shares of Common Stock pursuant to the InterDigital Communications Corporation Savings and Protection Plan. This information is based on the most recently published account statement dated December 31, 2002.
(2) Part of a grant of 15,000 options which vested as follows: 2,500 on 12/31/95; and 12,500 on 6/30/98.
(3) Part of a grant of 75,000 options which vested in installments of 12,500 on 6/30/99; 12/31/99; 6/30/00; 12/31/00; 6/30/01; and 12/31/01.

By: /s/ Rebecca Bridgeford Opher, Attorney-In-Fact for William J. Merritt **Signature of Reporting Person	March 24, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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